Exhibit (A)(1)(K)

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Jazz Pharmaceuticals Public Limited Company, an Irish public limited company plc (“Parent”) and Chimerix, Inc., a Delaware corporation (“Chimerix”), including statements regarding Parent’s proposed acquisition of Chimerix, the anticipated occurrence, manner and timing of the proposed tender offer, the closing of the proposed acquisition and the prospective benefits of the proposed acquisition, including benefits from dordaviprone’s potential to improve the standard of care for a rare oncology disease and also contribute durable revenue beginning in the near-term; dordaviprone’s potential to rapidly become a standard of care and a meaningful therapy for patients with limited treatment options; the potential for a near-term commercial launch of dordaviprone in the U.S. if approved; the potential of the ongoing Phase 3 ACTION trial to confirm clinical benefit of dordaviprone in recurrent H3 K27M-mutant diffuse glioma and extend its use in first-line patients; dordaviprone potentially being eligible for a Rare Pediatric Disease PRV; Parent’s anticipated source of funds for the proposed acquisition; and other statements that are not historical facts. Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of Parent and Chimerix assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. These statements, which represent each of Parent’s and Chimerix’s current expectations or beliefs concerning various future events that are subject to significant risks and uncertainties, may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to how many of Chimerix’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Parent and Chimerix will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the risk that competing offers or acquisition proposals will be made; the effects of the transaction on relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Parent’s ordinary shares or Chimerix’s common stock and/or Parent’s or Chimerix’s operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; Parent’s ability to fund the acquisition with existing cash and investments; effectively launching and commercializing products and product candidates such as dordaviprone, if approved; the successful completion of development and regulatory activities with respect to dordaviprone; obtaining and maintaining adequate coverage and reimbursement for Parent’s or Chimerix’s products; the time-consuming and uncertain regulatory approval process, including the risk that Chimerix’s NDA for dordaviprone seeking accelerated approval for treatment of H3 K27M-mutant diffuse glioma in adult and pediatric patients with progressive disease following prior therapy may not be approved by FDA in a timely manner or at all, and that Chimerix and/or Parent may not receive a Rare Pediatric Disease PRV upon potential approval of dordaviprone; the costly and time-consuming pharmaceutical product development and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients, including with respect to current and planned future clinical trials of dordaviprone; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to Parent’s or Chimerix’s business operations and financial results; the sufficiency of Parent’s or Chimerix’s cash flows and capital resources; Parent’s or Chimerix’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Parent and Chimerix, including those described from time to time under the caption “Risk Factors” and elsewhere in their respective filings and reports with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Chimerix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as well as the Tender Offer Statement on Schedule TO and related tender offer documents filed by Parent and Pinetree Acquisition Sub, Inc., a Delaware corporation and wholly owned indirect subsidiary of Parent (“Purchaser”) on March 21, 2025, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Chimerix on March 21, 2025. Any forward-looking statements are made based on the current beliefs and judgments of Parent’s and Chimerix’s management, and the reader is cautioned not to rely on any forward-looking statements made by Parent or Chimerix. Except as required by law, Parent and Chimerix do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Chimerix. Parent and Purchaser have filed a tender offer statement on Schedule TO with the SEC, containing an Offer to Purchase all of the outstanding shares of common stock of Chimerix, and Chimerix has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CHIMERIX’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS), AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CHIMERIX SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, have been sent to all stockholders of Chimerix at no expense to them and are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Parent or Chimerix. Copies of the documents filed with the SEC by Chimerix are available free of charge on Chimerix’s website at https://www.chimerix.com or by contacting Chimerix at IR@chimerix.com. Copies of the documents filed with the SEC by Parent are available free of charge on Parent’s website at https://investor.jazzpharma.com or by contacting Parent’s Investor Relations Department at investorinfo@jazzpharma.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and other tender offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, Parent and Chimerix each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the internet at the SEC’s website at http://www.sec.gov.

Needham Healthcare Conference (Raw version)

Ú Event Details

Date: 2025-04-09

Company: Jazz Pharmaceuticals Plc

Ticker: JAZZ-US

Ú Company Participants

Unverified Participant

MANAGEMENT DISCUSSION SECTION

Unverified Participant

00:00:03

Good afternoon, everyone. Thanks for joining the next session with Jazz Pharmaceuticals. It’s my pleasure to be hosting Bruce Cozadd, Chairman and CEO; as well as Stefan Faderl, who is the Therapeutic Lead in Oncology Clinical Development at Jazz. Both of you, thank you so much for taking the time to join us today.

Unverified Participant

00:00:25	Yeah. Happy to be with you.

Unverified Participant

00:00:27	Thank you.

Unverified Participant

00:00:29	Bruce, why don’t you just kick us off with some opening remarks and we can dive straight into Q&A and for our listeners, feel free to send me any questions you have on the dashboard.

Unverified Participant

00:00:39

All right. Terrific. Well, thank you all for spending a few minutes with us today. As we discuss our business, I’ll remind you, please do consult our SEC filings and refer to our fourth quarter and full year 2024 earnings announcement on February 25 for additional information and risk factors. If we refer to guidance today, it’s as of the time we provided that guidance on February 25. And if we refer to non-GAAP financial measures, please refer to our earnings disclosures for a full reconciliation to GAAP. A couple comments just entering setting us up for a conversation here.

00:01:19

As a reminder, we did record total revenues of $4.1 billion in 2024, including the highest ever annual revenues from each of our promoted commercial products. Our sleep, our epilepsy and our oncology portfolios are each annualizing at over $1 billion based on fourth quarter net product sales. And then, of course, we had some exciting developments late in the year with FDA approval for and launch of Ziihera in its initial indication of second line BTC. We also disclosed coming into this year that we did settle with all 10 current Epidiolex ANDA filers allowing generic entry beginning in the very late 2030s. We did provide revenue guidance for 2025 of $4.15 billion to $4.4 billion, reflecting continued top and bottom line growth, including about 5% year-over-year top line growth at the midpoint.

00:02:20

And we started 2025 in strong financial position. And then since that time, of course, we announced on March 5 that we entered into a definitive agreement to acquire Chimerix, an all cash deal. That acquisition should close this quarter in the second quarter pending customary closing conditions. Chimerix’s lead clinical asset is dordaviprone, a novel first-in-class, small molecule treatment for h3 K27M-mutant diffuse glioma, a rare high grade brain tumor that most commonly affects children and young adults. And we believe this is a strong [Technical Difficulty] (00:13:50) with our capabilities in oncology. This provides us a potential launch this year and would create a durable revenue opportunity with patent protection into 2037, with the potential to receive patent term extension if approved.

00:03:14

And throughout the rest of 2025, you should continue to focus on our continued strong commercial execution to drive our growing and diversified revenue base and making key progress on R&D programs, including submitting an sNDA for Zepzelca an extensive stage first line small cell lung cancer in the first half of this year. That will give us the opportunity for more patients to be treated with Zepzelca for a longer duration. We’re looking forward to presenting that data. We already said the top line was positive, but presenting that data at a Medical Congress that should support potential inclusion in NCCN Guidelines and compendia listing. And of course, we’re also looking forward to our Phase HERIZON-GEA-01 trial data in the second half of the year for zanidatamab based on an updated assessment of progression events.

00:04:11

On the financial front, we’re looking forward to continuing to be good stewards of capital focused on long term value creation. I can’t resist making a comment about tariffs given what’s going on in the world around us. And I’ll say, you know, per the communication on April 2, pharmaceuticals were among several classes of products not subject to tariffs. We certainly have seen the recent comments that those tariffs are coming off for pharmaceuticals. And we’re closely monitoring this complex and evolving situation, including those potential sector specific tariffs. We don’t expect interruption of the supply of our medicines to serve US patients. And our focus will remain what it always has been, which is delivering innovative and life changing medicines to patients with serious diseases.

00:05:02	So with that, Ami, happy to jump into your Q&A.

QUESTION AND ANSWER SECTION

Unidentified speaker

00:05:07

Question – Unidentified speaker: Great. Thanks, Bruce. Maybe just to follow up on the comment related to the tariffs. As you said, that they’re most likely coming. What would that mean in terms of the cost of goods for the company? Anything you can share today with regards to dependence on countries outside the US for pieces of the supply chain, that would be helpful. And then perhaps any comments around where IP is situated?

00:05:36

Answer – Unidentified speaker: Yeah. So I’ll say it’s a little bit of a complex situation and it’s hard to give quantitative information given that we have yet to see a specific policy to react to. It is certainly true that we have significant revenues in the US with some of those products manufactured outside the US. You certainly can see in our regulatory filings that we have some company owned manufacturing facilities which are outside the US, specifically in Ireland, the UK and Italy. That doesn’t mean that’s the source of all of our products and we certainly have, in some cases, manufactured some of our products, not in our own facilities, but through contract arrangements in the US. You know, there are certain things we can do in the short term to minimize impact, including where we hold inventory in the short term. I think the real question is what is the long term implication? And I will say that’s complex to figure out, too, because it’s unclear to us whether we’re really looking at a long term, rational economic policy that you should expect will stay in place forever or for many years to come, or whether you’re looking at things that would be subject to revision again. And, you know, it’s difficult when you’re operating a business and you’re trying to make long term investment decisions, including about manufacturing capacity, you know, where to make those investments requires years to pay off. If you look at getting a facility outfitted up and running and regulatorily approved to supply products in a regulated industry, you can’t snap your fingers and make that happen overnight.

00:07:31

So what the right long term investment decisions are depends on your view not only of what gets announced in the near term, but what plays out over a longer term. And I would say we’ll try to be thoughtful about that. We do have IP that’s outside the US as well. That’s a little different. That has to do with, you know, probably more tax implications. And again, we haven’t seen anything specific to respond to yet to allow us to make a, make a conclusion. I will say two other things. It’s a good time to be a company with significant revenues and cash flow and financial flexibility. And I know not everyone in the industry is in that position. And as we see impact to valuations, you’ve heard me say many times over the years, I don’t like it when our stock price is down, but I like it when everybody’s stock price is down. Because if you’re a net acquirer of assets, that can have implications for your ability to invest and create value over time. And again, we’ll have to see how things play out over a longer term. But I’ll just remind people that, you know, in general, low valuations are not a bad thing for an acquirer.

Unidentified speaker

00:08:46

Question – Unidentified speaker: Yeah, that makes sense. You know, the other thing that’s top of mind for investors these days is just all the changes that have gone on and it just shows in the FDA and you know, as you sort of thought about the submission for Zepzelca and any other interactions, have you seen any changes? Or perhaps if you can just share what you know, experience you’ve had in terms of just the level of engagement with the FDA and, you know, getting feedback and such.

00:09:20

Answer – Unidentified speaker: Yeah. I mean, I will say we interact with FDA very regularly across a portfolio of commercial products and R&D products. I don’t think we’ve seen yet any change in responsiveness of FDA [Technical Difficulty] (00:20:29) that we’ve benefited historically from the fact that a number of our products and product candidates are, you know, important treatments for patients without a lot of treatment options. And I think they’ve tended to go to the top of the priority list. You’ve seen breakthrough therapies, you’ve seen early approvals, you’ve seen accelerated approvals, priority reviews. I would hope those things under any scenario continue to be at the top of the priority list and get the most attention. You know, certainly a lot of what we read about in changes at FDA, you know, have to do with more senior officials policy making groups as opposed to sort of the core review teams. So I’m not, I’m not claiming there’ll be no impact. But, you know, as of yet, in terms of the standard review process, we haven’t seen an impact.

00:10:33

And I’ll remind you that we’ve got different types of interactions with the FDA ahead of us. It is true that through the Chimerix acquisition once closed, we’ll be looking for an approval of a new product for a serious disease with a PDUFA date in August. A little different when you refer to Zepzelca and maybe even Ziihera in that, you know, once we submit a supplemental approval request for Zepzelca in front line maintenance therapy in essential – extensive stage small cell lung cancer, we’ll also be presenting that data publicly. People will be able to see the data at a major medical meeting, will be seeking inclusion in NCCN treatment guidelines. And, you know, with a product that’s on the market, physicians will be able to use the product. It may even be reimbursed and generate revenues for us independent of getting to that FDA review process.

00:11:35

We want to get it on label. We want to be able to promote it, which we can only do once FDA acts. But it is a little bit different because it’s a drug on the market and I’d make similar comments as we get to GEA with zanidatamab, we’ve got a product that is on the market. Thanks to our approval last year, that was part of our strategy to go for biliary tract cancer, second line approval first, even though it’s a more limited revenue contribution, it allows us the ability to get that product on the market so that if and when we come along with data in another indication like GEA, there may be the ability for people once that data is out and guidelines are updated to have access to the product and have it be reimbursed.

Unidentified speaker

00:12:21

Question – Unidentified speaker: Yeah. Okay, let’s switch gears to Chimerix and the asset that you’ve acquired through that. You have the PDUFA date coming up in second line in August as you just mentioned. How do we, how does one sort of think about any kind of risks surrounding that PDUFA date? What got you comfortable? And then also, can you talk about the ongoing Phase 3 in first line for which this data that’s going to be reported, the interim data for that also kind of around the third quarter of the year. So how do we sort of think about approval and then additional data in first line and box two approval in first line expand the label in first line.

00:13:14	Answer – Unidentified speaker: Yeah, maybe, I’ll start and then ask Stefan to weigh in. And it just as a reminder to people we’ve announced the deal, the deal is pending. It has not closed yet.

Unidentified speaker

00:13:24	Question – Unidentified speaker: Yes.

Unidentified speaker

00:13:24

Question – Unidentified speaker: So we’re not going to reveal any new Chimerix confidential information today. We’re going to refer to comments that have already been made and our general assessment of the asset. But again, we think it’s a great strategic fit in the rare oncology space. We’ll leverage our capabilities both on the development and the commercial, particularly the commercial side. These patients tend to be treated in academic centers where jazz already has a presence for Rylaze. And again, we think it’s got a good durable profile. But Stefan, maybe you can comment a little bit on why we’re excited about this in terms of regulatory path and what we see in terms of benefits of the product.

00:14:13

Answer – Unidentified speaker: Yeah, it’s an exciting opportunity again, I think for Jazz with an additional oncology product. This time it addresses a population of patients with a particularly aggressive type of brain tumor called glioma, high grade glioma. There aren’t really many treatment options for those patients based on where it’s primarily located in the brain and based on its growth pattern as a matter of fact. It’s located in deep structures in the midline like brain stem, so it’s not easily accessible for surgery on the one hand. On the other hand, these tumors tend to grow in an infiltrative manner into the tissue, rather than forming a well-defined sort of tumor mass that you would think you could just take it out so that doesn’t work. So those patients typically get radiation therapy to the area of the tumor, and then it’s really a follow up and observation. And all of those patients eventually will progress and eventually die. And median survival in those patients with that standard of care is typically below one year. So the dordaviprone has shown exciting results in a number of Phase 2 studies, which have been summarized in our meta analysis. And that’s the basis those data for the ongoing Phase 3 study as you mentioned.

00:15:31

PDUFA date is, as Bruce I think he mentioned, it’s August 18, 2025. Dordaviprone did receive priority review. So that’s very positive. We also see from the clinical studies and data we have so far a positive risk benefit profile that supports the approval. Obviously, it mainly showed statistics in the range of fatigue, headache, nausea, vomiting, predominantly Grade 1, 2 a fairly low incidence of Grade 3 or higher treatment emergent adverse events of around 9% to 10% and a very low rate of discontinuations or dose reduction. So in addition to the high unmet need, the dismal outcome with standard therapy, the very encouraging data at least from the Phase 2, which were the basis for the exciting approval and the positive safety data, I would say so adds to the confidence in terms of looking at the PDUFA date.

Unidentified speaker

00:16:37

Question – Unidentified speaker: Okay, maybe you could also talk about how this fits into Jazz’s core capabilities in terms of, you know, kind of a rare, relatively rare type of oncology indication. And maybe if you could also speak with, speak to the market opportunity both in kind of second line and first line and how of – how you see that evolve over time.

00:17:05

Answer – Unidentified speaker: I mean, in general, I would say the fit is we’ve often gone after these serious diseases where you’ve got a unique treatment, either the only treatment or a differentiated treatment, where you’ve got a narrow group of patients funneling through a relatively small group of specialist oncologists that we can reach efficiently with our – with our sales force. You know, we certainly have done a nice job, I think, with Rylaze. I think we’ve done a nice job with Zepzelca. Now coming along with dordaviprone, you know, to follow on to those capabilities where, you know, patients and their families are really desperate to have a treatment option that has potential. As Stefan said, this is a terrible diagnosis and the prognosis is pretty inevitable with not a lot to offer, not everyone’s going to respond to dordaviprone. We understand that. But, you know, the opportunity for some patients to have a response and maybe even a durable response is a particularly exciting development. And then in terms of lines of therapy, Stefan, I don’t know if you want to comment on that, just how it would be used in practice.

00:18:31

Answer – Unidentified speaker: Yeah. So there isn’t much choice in second line upon progression. So that is a huge unmet need. But even if you look at first line, as I said, the standard of care is pretty much radiation therapy and then observation. I hope nothing happens, but something always happens in this case. It’s a disease that mainly affects children and young adults. As a matter of fact, it’s obviously quite dominantly treated academic centers, which is a good overlap to Rylaze experience already with acute lymphoblastic leukemia similar in each diagnosis with the huge unmet need. The Phase 3 action trial is the first line study ongoing. You alluded to it in your previous question. That study is designed in a way that patients would get standard of care, radiation therapy, and then being randomized to the standard of care, placebo, nothing beyond radiation therapy, essentially, versus two different doses or dose regimens of the dordaviprone. So the three arms, two investigational ones with regard to the dose of the drug and the standard of care and primary endpoint would be looking at PFS and OS and they should go very close with each other in a disease with as much of a choice in subsequent lines of therapy. So that’s what’s going on there. So it’s both an opportunity in the second line, plus setting, but also in particular in saying the first line study.

Unidentified speaker

00:19:54

Question – Unidentified speaker: Okay. Let’s switch gears to zanidatamab. You have the approval and you’ve launched it in BTC and obviously the bigger opportunity is ahead of us, particularly with the GEA ongoing Phase 3, where the data is expected now later this year. If you could sort of just talk about firstly your level of confidence around the study with, you know, some of the expected or the unexpected longer time it has taken for the events to pan out in the study. So maybe kind of any kind of updated comments there? And what are you looking for in terms of, you know, what is sort of the bogey for the study compared to the current standard of care?

00:20:53

Answer – Unidentified speaker: Yeah, yeah, I think so. There’s a number of, I think, features that would make us confident in the design of the study and the probability of success for the front line study. Our three one study number one be based on clinical data from two actually independently conducted Phase 2 studies, both zanidatamab plus chemotherapy and in one study and the second study with the addition of tislelizumab, these studies also conducted in different geographies and overlap in that sense as well. In those studies we reported with, including recent updated at ESMO 2024 median progression free survival somewhere between 15 and 16.7 month, which compares actually very favorably. Each one of those studies to the KEYNOTE-811 arms if you want. I want to make the point here also that GEA to positive GEA is really driven by HER2 as the primary oncogenic driver not necessarily primarily by PD-L1 expression, you know, subgroup of patients and having a, as we think superior anti-HER2 drug over trastuzumab that would give us an advantage here as well. Mechanism of action I described it oftentimes in the past is fairly unique. The way zanidatamab binds to its target cross-selling receptors on the top of – on the surface of cells and leads to cap formation cluster formation internalization interruption of HER2, HER3 activation and activation of complement dependent cytotoxicity through producing the scaffolding on the top of cells that leads to the activation.

00:22:38

We did make, I think, important and impactful design changes as we increase the number of the patients in the 3-1 study from 714 to 918, that increase in size of the study helped us primarily to increase the powering of overall survival as a supportive endpoint. I would say “to PFS” and for doing so increases the probability of success in the study. We have a very reproducible safety record with zanidatamab through the whole development program Phase 1, Phase 2, single agent in combination with various chemotherapies, chemotherapy regimens and non-chemotherapy agents that has been very reproducible and tightly manageable and zanidatamab is a very flexible drug. It’s not an antibody drug conjugate that somewhat burdened by carrying chemotherapy around. It’s open to combination with very different agents.

00:23:37

Now it’s a Phase 3 study, randomized study with the three arms, the chemo zani chemo doublet and zani chemo checkpoint inhibitor triplet and standard of care arm. It’s an event driven endpoint PFS so we need to wait for a certain number of events before we can actually do the analysis turned out to be that the accrual of the events was somewhat slower than expected. That’s not necessarily uncommon in similar situations. It doesn’t necessarily mean anything bad, for that matter can actually be positive and favorable sometimes, and not something that worries us too much. Though we are blinded to the specifics of where those events were slower, was it the standard of care arm? Was it the experimental arm? I couldn’t say. And we’re not supposed to know this. So, that’s important in terms of data integrity, but we have some confidence from historical data in terms of how the control arm most likely is going to perform. If you look at the pivotal Phase 3 trials in that space, starting with ToGA and going all the way up to the KEYNOTE- 811 studies, and I think these are the big Phase 3 randomized studies that should probably serve as the benchmark in here.

00:24:55

The performance of the control arm, trastuzumab and chemotherapy has been actually in a fairly narrow range and very predictable between if you look at median PFS 6.7 and 8.1 month. So you never are secure from surprises. Something can always happen, but I think if you look at sort of the historical roadmap and precedent, if you will, that’s probably a lower likelihood than we are kind of looking at control arm expectations somewhat in that range that we saw in the KEYNOTE- 811 in the ToGA study. So that’s another, I think, factor to add confidence to the study as it is. In terms of PDL-1 expression, this was not part of the stratification factors. We do, however, collect those data and there will be part of a post-hoc or further analysis. And we will, in due time, also present those data. The FDA will obviously have visibility to those as well.

00:25:56

I want to make the point here that not all of those patients to express PD-L1, the high proportion that was found was came through in the KEYNOTE-811 study of 85% PD-L1 expressers above the threshold of one was probably a little bit enriched and might not necessarily reflect the true proportion of PD-L1 patients in this patient population. But wherever it ends up there is a proportion of patients who do not benefit from PD-L1 and the 3-1 study set up to address those patients as well. I think primarily we have really opportunity to replace trastuzumab regardless of PD-L1 status and we are very confident we have the better and much more superior anti-HER2 drug in that circumstance.

Unidentified speaker

00:26:41

Question – Unidentified speaker: Okay. All right. That was quite thorough. Thank you, Stefan. Perhaps maybe if I could switch gears and just talk about the breast cancer opportunity, but, you know, represents perhaps the biggest opportunity for zani down the line in terms of its market size. Where do you see positioned within the current treatment paradigm? And, you know, what is sort of the benchmark as we think about second line and third line metastatic breast?

00:27:12

Answer – Unidentified speaker: I’m – yeah, we see opportunities in breast cancer across all lines of therapy, and that means the whole bandwidth from early breast cancer looking at new adjuvant, adjuvant treatment approaches all the way up to use of zanidatamab in metastatic breast cancer. As everybody is aware, we are currently running a Phase 3 randomized study in later line metastatic breast cancer zanidatamab plus chemotherapy versus trastuzumab plus chemotherapy. The special – I think attraction of that study is not that, it’s another study that is somewhat placed and situated in metastatic breast cancer and there’s many studies in the past of kind of have sort of put themselves in place. But I think the future here is that we are positioning ourselves in patients who have progressed on are intolerant to Enhertu. That’s a big player that causes a lot of disruptions. I think in the metastatic breast cancer space as there are very little clinical data and that includes all the previous regimens that have been placed, HER2 client and others. I don’t really have included patients that have progressed on Enhertu, so that is an opportunity for zanidatamab to be among the first to occupy that space and show efficacy. So why would we be confident? We do have actually experience with zanidatamab in combinations in patients who have been treated and progressed on T-DXd before from actually a number of different studies. I just maybe want to highlight one study that one most recently presented at the San Antonio Breast Conference last year, which was the combination of zani plus evorpacept, a small study, but nevertheless with different cohorts. But in the cohort of patients with HER2 positive breast cancer, all of those patients actually had T-DXd prior and the response rate in an otherwise heavily pretreated population median number of treatments was somewhat like six or five before response rate was still 33%. And if you just focused on the centrally confirmed patients up to 55%.

00:29:24

So there is evidence of activity of zani after T-DXd and I hope that will be reflected in the Phase 3 study. As well, we will also have collaborations with I-SPY in early breast cancer, as you may be aware. So that’s an ongoing project in the new adjuvant space and through our collaboration with MD Anderson, we also are running a study with them in early breast cancer of zani monotherapy, as well as a couple of other cohorts that combines zani with the relevant chemotherapies used in that space, too. We do have, we have generated, I think, very positive data in a chemotherapy free triplet as well with CDK inhibitors and endocrine therapy last year and San Antonio with clinical outcome data, which compare very favorably to other reference studies in that space and that may offer potentially patients who do not want to go for chemotherapy, who can tolerate it. And another alternative there as well. Last not least, in our study outside breast, our pan-tumor study discover also includes our breast cancer cohort post T-DXd as well. So a very broad position I think of zani in breast cancer with actually good confidence, inspiring data. I want to say from Phase 1/2 datas along the development program as well.

Unidentified speaker

00:30:54

Question – Unidentified speaker: Okay. I did want to kind of talk about BTC, which is the indication that you have launched. Maybe if you could talk about how the launch is progressing, what’s sort of the initial feedback and uptake? And maybe just looking beyond later in the year once you do have the GEA data, doctors one, how are you thinking about compendia listing and kind of when that might you know, how long that might take following the data before physicians have the option to start using the drug in GEA?

00:31:28

Answer – Unidentified speaker: So in BTC second line BTC, I would say the initial reception from HCPs has been very positive to have this treatment option. I think we’ve got the right team to execute on this launch given our infrastructure. You know, there’s a high overlap between that group that’s diagnosing and treating BTC relative to our Zepzelca KOL Universe. So we’re in the right places to leverage our footprint. And you know, while we expect the revenue contribution to be modest from BTC, given the limited patient population, again, that does set us up for the other part of your question, Ami, which is the ability to move quickly with GEA post-data, you know, compelling data can cause NCCN to meet off cycle and update their information quickly, as we saw with BTC honestly post approval. So, you know, we’ll be looking forward with positive data to get that published quickly, get that into guidelines quickly. Maybe, Stefan, you could talk a little bit about the GEA landscape and how people might look to new data to alter practice.

Unidentified speaker

00:32:50

Question – Unidentified speaker: Yeah, you look at about in terms of HER2 positive patients across the US, Europe, Japan, 63,000 patients, about 12,000 in the US it’s a significantly bigger population of patients compared to BTC and a little bit smaller compared to breast cancer. That’s about 150,000. Nevertheless, patients in great need of therapies that target their primary driver for the malignancy. The bench line marks are really still the ToGA study, actually, which I mentioned before. For those patients who do not express PD-L1 of the one plus threshold at least and for the PD-L1 positive patients, it’s still the KEYNOTE-811 study, which still leaves room for improvement as well. So I want to repeat what I’ve said before, but I think the 3-1 study fits very well into this picture. And given the activity of zanidatamab and all the other variables I mentioned before, I think we’re very optimistic about it.

Unidentified speaker

00:33:58

Question – Unidentified speaker: Okay. I want to switch gears and, you know, I’ve got the five minute warning. So one switch gears and talk about Zepzelca and you’re getting ready to sort of have the submission in first line maintenance. Can you talk about what you’re seeing in the small cell lung cancer market with the approval of IMDELLTRA, how that’s impacting the utilization currently? Obviously, you’re commercializing Zepzelca in second line, but then IMDELLTRA is also being assessed in first line maintenance in combination with durvalumab. And so, you know, you know, in a sort of scenario where that combination also comes forward, how do you think about marketing Zepzelca for the T-cell sort of against that product? How do you sort of see that dynamic – market dynamic play out?

00:34:54

Answer – Unidentified speaker: Well, we’re seeing two different things. We’re seeing the current second line market, which is where we’re operating where we do have a new competitor. But despite that, we saw excellent growth certainly through 2024 11% growth, despite that new entrant in the market, and Zepzelca remains the treatment of choice in that second line setting. Reminder that small cell lung cancer is frequently treated in community and outpatient centers. Zepzelca doesn’t require monitoring, while Tarlatamab requires 24 hour in-patient hospital monitoring. Despite that, we are going to see some use, you know, particularly you see use in the academic centers. But that headwind we’re experiencing with a new entrant in the space is offset by the tailwind we think we’re going to have when we can move up to the frontline setting. You know, we’ve obviously seen our own data, even though we haven’t shared it publicly yet. Other than that, we hit both on progression free survival, but also overall survival in the unblinding we have last year. We’re really looking forward to presenting that data at an upcoming medical meeting and then progressing to guidelines as quickly as we can, even as we pursue the FDA approval.

Unidentified speaker

00:36:17

Question – Unidentified speaker: So I suppose, yeah, I mean, so I guess the same dynamic will go through within. Did you think that it would be sort of driven by the utilization of atezo in first line? Do you think that that’s one (00:47:25)

00:36:32	Answer – Unidentified speaker: Stefan, you want to comment a little bit on, on how our approach and our data would compare generally with how people are treated in first line today.

00:36:44

Answer – Unidentified speaker: Yeah, the study was conducted with atezolizumab, which has the highest penetration in that first line, extensive stage, small cell lung cancer, space of Durvalumab. Having said that, physicians are very familiar, I think these days with almost any type of approved and available checkpoint inhibitor, you might question or ask how exchangeable they are at the end of the day. So we don’t see this so much of a problem. The treatment approach for the use of atezolizumab or durvalumab is still the same chemo plus checkpoint inhibitor induction for four to six months and then continue with the checkpoint inhibitor. And as per our data, there should be no checkpoint inhibitor. Atezolizumab that’s where the data at least based on plus the lurbinectedin.

00:37:35	Okay. I’m being told we’re out of time, so, unfortunately, I would have to close our session here. Thank you so much, both you, for taking the time to do this and thanks for the (00:48:38) as well.

Yeah, pleasure to be here.

00:37:47	Thank you.

00:37:48	Thank you.

00:37:49	Thank you so much.

Thank you.

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